Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated July 26, 2024 included in the Company’s annual report on Form 20-F to the Registration Statement on Form F-1 (Registration No. 333-276517) of Rectitude Holdings Ltd (the “Company”), relating to the audit of the consolidated balance sheets of the Company as of March 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows in each of the years for the three-year period ended March 31, 2024, and the related notes included herein.

We also consent to the reference of WWC, P.C. as an independent registered public accounting firm, as experts in matters of accounting and auditing.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
November 12, 2024	Certified Public Accountants
PCAOB ID: 1171